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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a) Under the Securities Exchange Act of 1934
Copano Energy, L.L.C. (Name of the Issuer)
Common Units Representing Limited Liability Company Interests (Title of Class of Securities)
217202 10 0 (CUSIP Number)
November 15, 2004 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 17 Pages

CUSIP No.            217202 10 0

1	Names of Reporting Persons./I.R.S. Identification Nos. of Above Persons Copano Management Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group			(a) ☒ (1)
(b) ☐

3	SEC Use Only:

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):
☐ N/A

6	Citizenship or Place of Organization Delaware

Number of Shares		7	Sole Voting Power 0
Beneficially
Owned By Each		8	Shared Voting Power 763,221
Reporting
Person With		9	Sole Dispositive Power 0

		10	Shared Dispositive Power 763,221

11	Aggregate Amount Beneficially Owned by Each Reporting Person 763,221 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐ N/A

13	Percent of Class Represented by Amount in Row (11) 10.84% (3)

14	Type of Reporting Person OO

(1)
The Filing Parties (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule 13D.

(2)
As described in Item 4 below, upon the closing of Copano Energy, L.L.C.'s (the "Issuer") initial public offering, Copano Partners, L.P. ("Copano Partners") acquired 763,221 Common Units. Copano

Page 2 of 17 Pages

  Management Partners, L.L.C. ("Copano Management") disclaims any beneficial ownership of the Common Units owned by the other Filing Parties in excess of its indirect pecuniary interest in such Common Units.

(3)
Copano Management owns the general partner interests in Copano Partners. Pursuant to Copano Partner's Amended and Restated Limited Partnership Agreement, Copano Management has the right, power and authority to sell, exchange, rent or grant an option for the sale of any properties of Copano Partners and may sell or otherwise dispose of all or substantially all properties of Copano Partners without the consent of its limited partners. Pursuant to Copano Management's Limited Liability Company Agreement, the business and affairs of Copano Management is managed by its members. Ten grantor trusts own all of the outstanding membership interests in Copano Management. John R. Eckel, Jr. is a trustee of all ten grantor trusts, and has the power, along with other trustees, to direct the voting and disposition of the all of the assets of the trusts, including any general or limited partner interest in Copano Partners and any membership interest in Copano Management. Based on the foregoing, the Filing Parties may be deemed to have shared voting and dispositive power over the Common Units of the Issuer held by Copano Partners.

Page 3 of 17 Pages

  CUSIP No.            217202 10 0

1	Names of Reporting Persons./I.R.S. Identification Nos. of Above Persons Copano Partners, L.P.

2	Check the Appropriate Box if a Member of a Group			(a) ☒ (1)
(b) ☐

3	SEC Use Only:

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):
☐ N/A

6	Citizenship or Place of Organization Delaware

Number of Shares		7	Sole Voting Power 0
Beneficially
Owned By Each		8	Shared Voting Power 763,221
Reporting
Person With		9	Sole Dispositive Power 0

		10	Shared Dispositive Power 763,221

11	Aggregate Amount Beneficially Owned by Each Reporting Person 763,221 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐ N/A

13	Percent of Class Represented by Amount in Row (11) 10.84% (3)

14	Type of Reporting Person PN

(1)
The Filing Parties (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule 13D.

(2)
As described in Item 4 below, upon the closing of the Issuer's initial public offering, Copano Partners acquired 763,221 Common Units. Copano Partners disclaims any beneficial ownership of the Common Units owned by the other Filing Parties in excess of its pecuniary interest in such Common Units.

Page 4 of 17 Pages

(3)
Copano Management owns the general partner interests in Copano Partners. Pursuant to Copano Partner's Amended and Restated Limited Partnership Agreement, Copano Management has the right, power and authority to sell, exchange, rent or grant an option for the sale of any properties of Copano Partners and may sell or otherwise dispose of all or substantially all properties of Copano Partners without the consent of its limited partners. Pursuant to Copano Management's Limited Liability Company Agreement, the business and affairs of Copano Management is managed by its members. Ten grantor trusts own all of the outstanding membership interests in Copano Management. John R. Eckel, Jr. is a trustee of all ten grantor trusts, and has the power, along with other trustees, to direct the voting and disposition of the all of the assets of the trusts, including any general or limited partner interest in Copano Partners and any membership interest in Copano Management. Based on the foregoing, the Filing Parties may be deemed to have shared voting and dispositive power over the Common Units of the Issuer held by Copano Partners.

Page 5 of 17 Pages

  CUSIP No.            217202 10 0

1	Names of Reporting Persons./I.R.S. Identification Nos. of Above Persons John R. Eckel, Jr.

2	Check the Appropriate Box if a Member of a Group			(a) ☒ (1)
(b) ☐

3	SEC Use Only:

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):
☐ N/A

6	Citizenship or Place of Organization United States Citizen

Number of Shares		7	Sole Voting Power 0
Beneficially
Owned By Each		8	Shared Voting Power 763,221
Reporting
Person With		9	Sole Dispositive Power 0

		10	Shared Dispositive Power 763,221

11	Aggregate Amount Beneficially Owned by Each Reporting Person 763,221 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐ N/A

13	Percent of Class Represented by Amount in Row (11) 10.84% (3)

14	Type of Reporting Person IN

(1)
The Filing Parties (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule 13D.

(2)
As described in Item 4 below, upon the closing of the Issuer's initial public offering, Copano Partners acquired 763,221 Common Units. John R. Eckel, Jr. disclaims beneficial ownership of 248,802 of the

Page 6 of 17 Pages

  Common Units listed above, which represent the pro rata portion of the Common Units held by Copano Partners in which he does not have an indirect pecuniary interest.

(3)
Copano Management owns the general partner interests in Copano Partners. Pursuant to Copano Partner's Amended and Restated Limited Partnership Agreement, Copano Management has the right, power and authority to sell, exchange, rent or grant an option for the sale of any properties of Copano Partners and may sell or otherwise dispose of all or substantially all properties of Copano Partners without the consent of its limited partners. Pursuant to Copano Management's Limited Liability Company Agreement, the business and affairs of Copano Management is managed by its members. Ten grantor trusts own all of the outstanding membership interests in Copano Management. John R. Eckel, Jr. is a trustee of all ten grantor trusts, and has the power, along with other trustees, to direct the voting and disposition of the all of the assets of the trusts, including any general or limited partner interest in Copano Partners and any membership interest in Copano Management. Based on the foregoing, the Filing Parties may be deemed to have shared voting and dispositive power over the Common Units of the Issuer held by Copano Partners.

Page 7 of 17 Pages

Item 1. Security and Issuer.

(a)
The class of equity securities to which this Schedule 13D (this "Schedule") relates is common units representing limited liability company interests ("Common Units") of the Issuer.

(b)
The principal executive offices of Copano Energy, L.L.C. (the "Issuer") are located at 2727 Allen Parkway, Suite 1200, Houston, Texas 77019.

Item 2. Identity and Background.

(a)
This Schedule is filed by: (i) Copano Management Partners, L.L.C., a Delaware limited liability company ("Copano Management"), with respect to the Common Units directly owned by Copano Partners, L.P. ("Copano Partners"); (ii) Copano Partners, with respect to the Common Units directly owned by it; and (iii) John R. Eckel, Jr., with respect to the Common Units beneficially owned by him (collectively, the "Filing Parties").

(b)
The address of the principal place of business of the Filing Parties is 2727 Allen Parkway, Suite 1200, Houston, Texas 77019.

(c)
The principal business of the Filing Parties (other than John R. Eckel, Jr.) is to hold the Common Units and Subordinated Units. The Filing Parties (other than John R. Eckel, Jr.) have no independent operations and no assets other than the Common Units and Subordinated Units held by them. John R. Eckel, Jr. is the Chairman of the Board and Chief Executive Officer of the Issuer. In addition to his indirect pecuniary interest in the Issuer, Mr. Eckel also holds investments in, and serves as an executive officer of, various oil and natural gas exploration and production companies doing business in the State of Texas.

(d)
During the last five years, none of the Filing Parties or any of the Listed Persons (as defined below), to the knowledge of the Filing Parties, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filing Parties or any of the Listed Persons (as defined below), to the knowledge of the Filing Parties, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
The citizenship of each of the Filing Parties is as follows:

Copano Management Partners, L.L.C., a Delaware limited liability company

Copano Partners, L.P., a Delaware limited partnership

John R. Eckel, Jr., a United States citizen

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, limited partners, members, executive officers, directors and each person controlling the Filing Parties (collectively, the "Listed Persons") required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

        As described in Item 4 below, the Issuer was formed as a Delaware limited liability company in August 2001 to serve as a holding company for entities that own and operate a network of natural gas gathering and intrastate transmission pipelines in the Texas Gulf Coast region and a natural gas processing facility and a related natural gas liquids products pipeline near Houston, Texas. In connection with the formation of the issuer and

Page 8 of 17 Pages

through a series of transactions occurring between August 14, 2001 and November 27, 2001, the Issuer issued to Copano Partners 1,030,000 common units and 620,000 junior units in exchange for interests in entities owning certain midstream energy assets. In connection with the Issuer's initial public offering on November 15, 2004, Copano Partners exchanged all of its then existing interest in the Issuer for 763,221 Common Units and 1,317,733 Subordinated Units of the Issuer.

Item 4. Purpose of Transaction.

        On November 15, 2004, Copano Partners acquired 763,221 Common Units and 1,317,733 Subordinated Units for investment purposes in connection with the Issuer' initial public offering. As more fully described in Item 6 below, under certain circumstances, the 1,317,733 Subordinated Units of the Issuer held by Copano Partners are convertible into Common Units on a one-for-one basis.

        As of the date of this Schedule, none of the Filing Parties has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Filing Parties or their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Units now owned or hereafter acquired by them to one or more purchasers:

  •
  the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  •
  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  •
  a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  •
  any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, in each case, except as contemplated in connection with the initial public offering;

  •
  any material change in the present capitalization or dividend policy of the issuer;

  •
  any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

  •
  changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  •
  causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  •
  a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  •
  any action similar to any of those enumerated above.

        Members of the Issuer's board of directors will be subject to re-election on an annual basis at the Issuer's annual meeting of unitholders. The issuer's Second Amended and Restated Limited Liability Company Agreement (the "Limited Liability Company Agreement") provides for "cumulative voting" in the election of directors. Therefore, a unitholder holding a sufficient number of units may have the ability to elect one or more nominees to the Issuers board of directors without the support of other unitholders. Copano Partners currently controls a number of units sufficient to elect at least one nominee to the Issuer's board of directors at the annual meeting.

Page 9 of 17 Pages

        Pursuant to the terms of the Limited Liability Company Agreement, any director may be removed, with or without cause, by the holders of a majority of the units then entitled to vote at an election of directors. However, no director may be removed (whether voting on the removal of an individual director or the removal of the entire board) without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors.

        References to, and descriptions of, the Limited Liability Company Agreement of the Issuer as set forth in this Item 4 are qualified in their entirely by reference to the Limited Liability Company Agreement filed as Appendix A to the Issuer's final prospectus, filed with the United States Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b)(4) under the Securities Act of 1933 on November 9, 2004, which is hereby incorporated in its entirety in this Item 4.

Item 5. Interest in Securities of the Issuer.

        The Filing Parties may be deemed to be members of a group for purposes of this Schedule.

(a)
Copano Partners owns 763,221 Common Units or 10.84% of the issued and outstanding Common Units of the Issuer and 1,317,733 Subordinated Units of the Issuer. Copano Management, as general partner of Copano Partners, may be deemed to also beneficially own these units as a result of its direct control of Copano Partners. John R. Eckel, Jr. may be deemed to also beneficially own these units as a result of his indirect control of Copano Management. As more fully described in Item 6 below, under certain circumstances, the 1,317,733 Subordinated Units of the Issuer held by Copano Partners, and held beneficially by the other Filing Parties are convertible into Common Units on a one-for-one basis.

The percentage ownership of Common Units beneficially owned by the Filing Parties is calculated based upon dividing 763,221 Common Units beneficially owned by the Filing Parties by 7,038,252 issued and outstanding Common Units as of the date of this Schedule, which is the sum of: (a) 5,000,000 firmly underwritten Common Units of the Issuer, (b) 750,000 Common Units issued in connection with the exercise of the underwriters' over-allotment option, (c) 42,330 Common Units issued to R. Bruce Northcutt in connection with the initial public offering, (d) 21,581 Common Units issued to Matthew J. Assiff in connection with the initial public offering, (d) 230,560 Common Units held by funds affiliated with EnCap Energy Capital Fund III, L.P. (after giving effect to the redemption of 375,000 Common Units following the exercise of the underwriters over-allotment option) and (e) 230,560 Common Units held by funds affiliated with DLJ Merchant Banking Partners III, L.P. (after giving effect to the redemption of 375,000 Common Units following the exercise of the underwriters over-allotment option).

(b)
Copano Management owns the general partner interests in Copano Partners. Pursuant to Copano Partner's Amended and Restated Limited Partnership Agreement, Copano Management has the right, power and authority to sell, exchange, rent or grant an option for the sale of any properties of Copano Partners and may sell or otherwise dispose of all or substantially all properties of Copano Partners without the consent of its limited partners. Pursuant to Copano Management's Limited Liability Company Agreement, the business and affairs of Copano Management is managed by its members. Ten grantor trusts own all of the outstanding membership interests in Copano Management. John R. Eckel, Jr. is a trustee of all ten grantor trusts, and has the power, along with other trustees, to direct the voting and disposition of the all of the assets of the trusts, including any general or limited partner interest in Copano Partners and any membership interest in Copano Management. Based on the foregoing, the Filing Parties may be deemed to have shared voting and dispositive power over the Common Units of the Issuer held by Copano Partners.

(c)
Except as described herein, none of the Filing Parties has effected any transactions in the Common Units during the past 60 days.

(d)
The beneficiaries of the grantor trusts referred to in Item 5(b) above are members of the Issuer's management team or other employees of Copano/Operations, Inc., an affiliate of the Issuer, whose employees provide services to the Issuer and its subsidiaries. Pursuant to the terms of each of the grantor trusts, each of the beneficiaries of the trusts have the right to receive all of the net income from the trust of which it is the primary beneficiary. Other than John R. Eckel, Jr., none of the grantor trust beneficiaries

Page 10 of 17 Pages

  have a direct or indirect pecuniary interest in more 5% of the Common Units of the Issuer. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Filing Parties.

Page 11 of 17 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer's Second Amended and Restated Limited Liability Company Agreement

Cash Distributions

        Pursuant to the terms of the Issuer's Limited Liability Company Agreement, the Issuer intends to make minimum quarterly distributions of $0.40 per unit if the Issuer has sufficient cash from its operations after the Issuer has paid its expenses. In general, the Issuer will pay any cash distributions made each quarter to its unitholders in the following manner:

        first, to the common unitholders until the Issuer has distributed for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter;

        second, to the common unitholders until the Issuer has distributed for each outstanding Common Unit and amount equal to any arrearages in payment of the minimum quarterly distribution on the Common Units for any prior quarters during the subordination period;

        third, to the subordinated unitholders until the issuer has distributed for each outstanding Subordinated Unit an amount equal to the minimum quarterly distribution for that quarter; and

        thereafter, to all unitholders pro rata.

Conversion of Subordinated Units

        Pursuant to the terms of the Issuer's Limited Liability Company Agreement, in any quarter during the subordination period (the period subordinated units are outstanding) the Subordinated Units are entitled to receive the minimum quarterly distribution of $0.40 only after the Common Units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated Units will not accrue arrearages. The subordination period will end once the Issuer meets certain financial tests set forth in the Limited Liability Company Agreement, but it generally cannot end before December 31, 2006. These financial tests require the Issuer to have earned and paid the minimum quarterly distribution on all of the outstanding units for two consecutive four-quarter periods. When the subordination period ends, all Subordinated Units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.

Limited Call Right

        Pursuant to the terms of the Issuer's Limited Liability Company Agreement, if at any time any person owns more than 90% of the then-issued and outstanding membership interest of any class, then such person will have the right, which it may assign in whole or in part to any of its affiliates or to the Issuer, to acquire all, but not less than all, of the remaining membership interests of the class held by unaffiliated persons at a price not less than the then-current market price of the Common Units.

Other

        To the best of the Filing Parties' knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Page 12 of 17 Pages

Item 7. Material to be Filed as Exhibits.

        A.    Second Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. (attached as Appendix A to the Issuer's final prospectus filed with the Commission pursuant to Rule 424(b)(4) on November 9, 2004 and incorporated herein in its entirety).

        B.    Joint Filing Statement (filed herewith).

Page 13 of 17 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2004

COPANO MANAGEMENT PARTNERS, L.L.C.
By:	/s/ JOHN R. ECKEL, JR. Name: John R. Eckel, Jr. Title: President
COPANO PARTNERS, L.P.
By:	Copano Management Partners, L.L.C. as General Partner
By:	/s/ JOHN R. ECKEL, JR. Name: John R. Eckel, Jr. Title: President
/s/ JOHN R. ECKEL, JR. John R. Eckel, Jr.

Page 14 of 17 Pages

SCHEDULE 1

Copano Gathering System, Inc. (a Texas corporation)
Address of Principal Business and Principal Office: 2727 Allen Parkway, Suite 1200, Houston, Texas 77019
Principal Business: Ownership of limited partnership interests in Copano Partners, L.P. ("Copano Partners")

Executive Officers:

John R. Eckel, Jr., President and Treasurer
Charles R. Noll, Jr., Senior Vice President
Douglas L. Lawing, Secretary

Director:

John R. Eckel, Jr. (See Item 2)

El Sordo Gathering System, Inc. (a Texas corporation)
Address of Principal Business and Principal Office: 2727 Allen Parkway, Suite 1200, Houston, Texas 77019
Principal Business: Ownership of limited partnership interests in Copano Partners

Executive Officers:

John R. Eckel, Jr., President and Treasurer
Charles R. Noll, Jr., Senior Vice President
Douglas L. Lawing, Secretary

Director:

John R. Eckel, Jr. (See Item 2)

Grantor Trusts:

In addition to the ten grantor trusts that through Copano Management Partners, L.L.C. ("Copano Management") own the general partner interests in Copano Partners (as described in Item 5(b)), an additional nineteen grantor trusts, directly or indirectly, own the limited partner interests in Copano Partners. Pursuant to Copano Partner's Amended and Restated Limited Partnership Agreement, Copano Management manages the business and affairs of Copano Partners and has the right, power and authority to sell, exchange, rent or grant an option for the sale of any properties of Copano Partners and may sell or otherwise dispose of all or substantially all properties of Copano Partners without the consent of its limited partners.

The principal assets of each of these twenty-nine grantor trusts is their respective direct or indirect partner interest in Copano Partners. No person other than John R. Eckel, Jr. is the direct or indirect beneficiary of trusts that beneficially own more than 5% of the outstanding Common Units of the Issuer.

The address of each of the twenty-nine grantor trust's principal business and principal office is 2727 Allen Parkway, Suite 1200, Houston, Texas 77019.

Page 15 of 17 Pages

Trustees of Grantor Trusts:

John R. Eckel, Jr. (See Item 2) (1)

Charles R. Noll, Jr. (2)

c/o Copano Energy, L.L.C.
2727 Allen Parkway, Houston, Texas 77019
Principal Occupation: Senior Vice President and Chief Exploration Officer of Live Oak Reserves, Inc.
Citizenship: United States Citizen

Charles R. Barker, Jr. (2)
c/o Copano Energy, L.L.C.
2727 Allen Parkway, Houston, Texas 77019
Principal Occupation: Regional Manager of a subsidiary of Copano Energy, L.L.C.
Citizenship: United States Citizen

Matthew J. Assiff (3)
c/o Copano Energy, L.L.C.
2727 Allen Parkway, Houston, Texas 77019
Principal Occupation: Senior Vice President and Chief Financial Officer of Copano Energy, L.L.C.
Citizenship: United States Citizen

Douglas L. Lawing (3)
c/o Copano Energy, L.L.C.
2727 Allen Parkway, Houston, Texas 77019
Principal Occupation: Vice President and General Counsel of Copano Energy, L.L.C.
Citizenship: United States Citizen

Jeffery A. Casey (3)
c/o Copano Energy, L.L.C.
2727 Allen Parkway, Houston, Texas 77019
Principal Occupation: Director of Tax and Personnel of Copano Energy, L.L.C.
Citizenship: United States Citizen

(1)
Trustee of each of the 29 Grantor Trusts.

(2)
Trustee of 28 of the 29 Grantor Trusts.

(3)
Trustee of 1 of the 29 Grantor Trusts.

Page 16 of 17 Pages

EXHIBIT INDEX

A.
Second Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. (attached as Appendix A to the Issuer's final prospectus filed with the Commission pursuant to Rule 424(b)(4) on November 9, 2004 and incorporated herein in its entirety).

B.
Joint Filing Agreement dated November 24, 2004 by and among Copano Management Partners, L.L.C., Copano Partners, L.P. and John R. Eckel, Jr.

Page 17 of 17 Pages

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SIGNATURE
SCHEDULE 1
EXHIBIT INDEX